UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House
South Street
Staines-Upon-Thames, Surrey, TW18 4PR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: AngloGold Ashanti Production Update for the Three Months Ended 30 September 2023

OVERVIEW

AngloGold Ashanti plc ("AngloGold Ashanti", "AGA" or the "Company") has reaffirmed annual production guidance for 2023 after third-quarter gold production improved versus the second quarter, continuing the recovery from setbacks faced in the first and second quarters of this year at its mines in Brazil and Guinea respectively. The Company recorded no fatalities in the nine months ended 30 September 2023.

AngloGold Ashanti continued to build momentum during the three months ended 30 September 2023, recording a 3% increase in gold production versus the second quarter of the year. Gold production rose to 673,000oz in the third quarter of 2023 from 652,000oz in the second quarter of 2023 mainly due to higher ore tonnes processed partly offset by lower overall recovered grades.

Gold production gains quarter-on-quarter were recorded at Iduapriem (+27%), Siguiri (+22%), Kibali (+13%), Serra Grande (+9%), Geita (+6%) and Tropicana (+3%). These increases in gold production quarter-on-quarter were partly offset by lower production performances at Obuasi (-19%), at AGA Mineração (-13%), at Cerro Vanguardia (-5%) and at Sunrise Dam (-3%). Adjusting for the placement of Córrego do Sítio (“CdS”) in Brazil in care and maintenance, gold production was up 5% quarter-on-quarter.

AngloGold Ashanti has been actively taking measures to close the value gap with its international peers. These efforts involve initiatives to enhance cost-efficiency and extend the life of its mines while also prioritising safety, optimising cash flow, and ensuring the successful delivery of projects. During the period, the Company also completed the migration of its primary listing to the NYSE on 25 September 2023, to enable enhanced access to the world's largest capital market and improved positioning alongside the gold industry's most highly valued companies.

"Gold production has improved in the third quarter of 2023 and is expected to step up again over the remainder of the year, in line with our guidance,” CEO Alberto Calderon said. “We continue the work across a number of fronts to enhance our competitiveness versus our peers; our corporate restructuring is complete, we’ve continued to sharpen our operational and project focus, and we’re on track to deliver on our decarbonisation commitments."

As part of the approach to narrow management focus and direct its capital allocation to the Company’s Tier One and Tier Two operating assets, as well as its high-return development projects, AngloGold Ashanti commenced the process of placing its loss-making CdS mine in care and maintenance during August 2023, and completed the sale of its 50% indirect interest in the Gramalote project to B2Gold Corp.

The Company continues to progress studies related to its first development in the Beatty Mining District in Nevada, USA, where an initial 8.4Moz of Mineral Resource has been reported and an initial exploration target of between 6.0Moz and 8.0Moz from the Merlin deposit alone, was disclosed earlier this year. AngloGold Ashanti anticipates reaching a final investment decision for North Bullfrog in 2024, once the appropriate permits have been received.

Furthermore, the decarbonisation programme has been advancing at both the Geita site, in Tanzania, and at the Tropicana site, in Western Australia. Preparation for connecting the mine site to the Tanzania grid, which has a high percentage of its power mix from renewable energy sources, is well advanced, while at the Tropicana project works have commenced for the construction of a 62MW wind and solar facility.

Additional salient points from the third quarter of 2023 include:

•Geita recorded improved gold production versus the prior quarter of 2023 and is on track for a strong finish to the year with a production target of 500koz.

•Kibali’s gold production rose 13% versus the prior quarter of 2023 and 19% versus the same period last year. The improved performance was mainly driven by higher ore tonnes processed and higher overall recovered grades. Successful exploration is expected to more than replace reserves depleted by mining this year.

•Iduapriem recorded a 27% quarter-on-quarter production improvement as mine throughput increased following commissioning of the new tailings storage facility (“TSF”). Grades improved after accelerating access to higher-grade blocks.

•Siguiri posted a strong quarter-on-quarter increase in production, as the mine stepped up production to near-normal levels following the carbon-in-leach (“CIL”) tank failure during the second quarter of 2023. Whilst throughput stepped up, recovery rates are anticipated to improve by year end, as the remaining CIL tanks are re-commissioned and reintroduced into the processing circuit.

•Sunrise Dam’s Full Asset Potential (“FP”) review programme continues to deliver positive results as underground ore tonnes mined continued to show steady improvement. During the third quarter of 2023, the mine recorded an 18% year-on-year improvement in underground ore tonnes processed.

•Gold production at Obuasi was lower mainly due to poor ground conditions in high-grade areas at the current mining front. In line with our commitment to ensure the safety of our people, the decision was taken to review the mining method employed for such high-grade areas. Following that review, a pilot study for the transition from sub-level open stoping to underhand cut and fill is now underway.

•At AGA Mineração, the decision was taken to place the CdS mine in care and maintenance in August 2023.

For the nine months ended 30 September 2023, gold production was 1.909Moz, compared to 1.971Moz in the same period last year. The production shortfall over the nine-month period in 2023 versus the same period last year was mainly due to issues we have flagged previously, such as the CIL tank failure during the second quarter of 2023 at the Siguiri mine in Guinea, which resulted in an estimated loss of 29koz (attributable) of production, and the suspension of waste deposition on the Calcinados TSF at the Cuiabá mine in Brazil in the first quarter of 2023, necessitating the transition to gold-in-concentrate production and the subsequent loss of an estimated 5koz of production. The Siguiri tank has been repaired and the mine has ramped back up to full production, while it is anticipated that, for the full year, Cuiabá will exceed its targeted gold production of 180koz (comprising 60koz of gravimetric gold and 120koz of gold-in-concentrate). Further adding to the shortfall, was a reduction of 36koz at Obuasi during the third quarter of 2023 on the back of poor ground conditions in high-grade mining areas.

		Quarter	Quarter	Quarter	Nine months	Nine months
		ended	ended	ended	ended	ended
		Sep	Jun	Sep	Sep	Sep
		2023	2023	2022	2023	2022
Produced	oz (000)	673	652	738	1,909	1,971

Tonnes treated
Open-pit	tonnes (000)	6,955	6,381	7,090	19,939	21,096
Underground	tonnes (000)	2,987	2,940	3,155	8,551	8,978
Other	tonnes (000)	717	810	552	2,141	1,481
Total	tonnes (000)	10,659	10,131	10,797	30,631	31,555

Recovered grade
Open-pit	g/tonne	1.25	1.23	1.29	1.22	1.18
Underground	g/tonne	3.53	3.60	4.26	3.55	3.97
Other	g/tonne	2.40	2.27	0.61	2.14	0.58
Total	g/tonne	1.96	2.00	2.13	1.94	1.94

OPERATING HIGHLIGHTS

In the Africa region, gold production was 397,000oz for the quarter ended 30 September 2023, compared to 443,000oz for the quarter ended 30 September 2022. Gold production was 10% lower year-on-year mainly due to lower gold production at Obuasi, Siguiri and Geita, partly offset by higher gold production at Iduapriem and Kibali.

Gold production was 9% higher quarter-on-quarter at 397,000oz in the third quarter of 2023, compared to 365,000oz in the second quarter of 2023, mainly due to higher gold production at Kibali, Geita, Iduapriem and Siguiri, partly offset by lower gold production at Obuasi.

In Ghana, at Iduapriem, gold production was 71,000oz for the quarter ended 30 September 2023, compared to 66,000oz for the quarter ended 30 September 2022. Gold production was 8% higher year-on-year mainly due to higher overall recovered grades compared to the prior period as the mine accelerated the mining in Block 7 and 8 Cut 2 A and B, as well as an increase in processing plant throughput on the back of the commissioning of the new TSF.

Gold production at Iduapriem was 27% higher quarter-on-quarter at 71,000oz in the third quarter of 2023, compared to 56,000oz in the second quarter of 2023, mainly due to higher ore tonnes processed and higher overall recovered grades.

At Obuasi, gold production was 46,000oz for the quarter ended 30 September 2023, compared to 72,000oz for the quarter ended 30 September 2022. Gold production was 36% lower year-on-year mainly due to lower underground ore tonnes processed and lower overall recovered grades.

Gold production at Obuasi was 19% lower quarter-on-quarter at 46,000oz in the third quarter of 2023, compared to 57,000oz in the second quarter of 2023, mainly due to lower underground ore tonnes processed and lower overall recovered grades.

Production was negatively impacted by poor ground conditions within some of the higher-grade stopes. During August we lost some underground mining equipment as a result of a fall-of-ground incident in one of the mine’s high-grade stopes. Although nobody was injured in the incident, the decision was taken to proceed more slowly to ensure safety of our operators.

During the month of October we have begun using significantly larger drilling equipment (the V30 reamer) to establish new stopes, which in turn is allowing us to safely increase production and reach similar levels of production to those achieved last year. Going forward, Obuasi is also pursuing a change in mining approach in high-grade areas to a more selective method suitable for difficult ground conditions and higher-grade ores (underhand cut and fill). The transition to this new method in higher-grade areas is expected to take place throughout 2024 following an initial trial period. As a result of the change in mining method, Obuasi is now forecast to produce at levels similar to last year in 2023, and close to 300,000oz in 2024, as it continues its ramp-up.

In Tanzania, at Geita, gold production was 126,000oz for the quarter ended 30 September 2023, compared to 156,000oz for the quarter ended 30 September 2022. Gold production was 19% lower year-on-year mainly due to a combination of lower ore tonnes processed and lower overall recovered grades. Geita remains on track to achieve its 500,000oz gold production target for 2023.

Gold production at Geita was 6% higher quarter-on-quarter at 126,000oz in the third quarter of 2023, compared to 119,000oz in the second quarter of 2023, mainly due to higher ore tonnes processed and higher overall recovered grades.

In the Republic of Guinea, at Siguiri, gold production was 55,000oz for the quarter ended 30 September 2023, compared to 66,000oz for the quarter ended 30 September 2022. Gold production was 17% lower year-on-year mainly due to lower feed grades in the different areas mined, and the CIL tank failure during the second quarter of 2023. Gold production was further adversely impacted by community protests at some of the open pits in relation to additional employment opportunities. These protests have since subsided.

Gold production at Siguiri recovered strongly quarter-on-quarter, rising from 45,000oz in the second quarter of 2023 to 55,000oz in the third quarter of 2023, following the restoration of processing capacity. Gold production was 22% higher quarter-on-quarter mainly due to higher ore tonnes processed, partly offset by lower overall recovered grades. It is expected that recovery rates will improve by the end of this year, as the remaining CIL tanks are re-commissioned and reintroduced into the processing circuit.

In the DRC, at Kibali, gold production was 99,000oz for the quarter ended 30 September 2023, compared to 83,000oz for the quarter ended 30 September 2022. Gold production was 19% higher year-on-year mainly due to higher ore tonnes processed and higher overall recovered grades.

Gold production at Kibali was 13% higher quarter-on-quarter at 99,000oz in the third quarter of 2023, compared to 88,000oz in the second quarter of 2023, mainly due to higher ore tonnes processed and higher overall recovered grades.

In the Americas region, gold production was 136,000oz for the quarter ended 30 September 2023, compared to 152,000oz for the quarter ended 30 September 2022. Gold production was 11% lower year-on-year mainly due to lower gold production at AGA Mineração and Cerro Vanguardia, partly offset by higher gold production at Serra Grande.

Gold production was 7% lower quarter-on-quarter at 136,000oz in the third quarter of 2023, compared to 147,000oz in the second quarter of 2023, mainly due to lower gold production at Cerro Vanguardia and AGA Mineração, which included the placement of the CdS mine in care and maintenance in August 2023.

In Brazil, at AGA Mineração, gold production was 77,000oz for the quarter ended 30 September 2023, compared to 86,000oz for the quarter ended 30 September 2022. Gold production was 10% lower year-on-year mainly due to the cessation of mining activities at CdS. At Cuiabá, gold production was 67,000oz for the third quarter of 2023, which comprised 21,000oz of gravimetric gold and 46,000oz of gold-in-concentrate.

Gold production at AGA Mineração was 13% lower quarter-on-quarter at 77,000oz in the third quarter of 2023, compared to 88,000oz in the second quarter of 2023, mainly due to the cessation of mining activities at CdS.

At Serra Grande, gold production was 24,000oz for the quarter ended 30 September 2023, compared to 22,000oz for the quarter ended 30 September 2022. Gold production was 9% higher year-on-year mainly due to higher ore tonnes processed, partly offset by lower overall recovered grades.

Gold production at Serra Grande was 9% higher quarter-on-quarter at 24,000oz in the third quarter of 2023, compared to 22,000oz in the second quarter of 2023, mainly due to higher ore tonnes processed, partly offset by lower overall recovered grades.

In Argentina, at Cerro Vanguardia, gold production was 35,000oz for the quarter ended 30 September 2023, compared to 44,000oz for the quarter ended 30 September 2022. Gold production was 20% lower year-on-year mainly due to lower ore tonnes processed and lower overall recovered grades.

Gold production at Cerro Vanguardia was 5% lower quarter-on-quarter at 35,000oz in the third quarter of 2023, compared to 37,000oz in the second quarter of 2023, mainly due to lower ore tonnes processed, partly offset by marginally higher overall recovered grades.

In the Australia region, gold production was 140,000oz for the quarter ended 30 September 2023, compared to 143,000oz for the quarter ended 30 September 2022. Gold production was 2% lower year-on-year mainly due to lower gold production at Tropicana, partly offset by higher gold production at Sunrise Dam.

Gold production was flat quarter-on-quarter at 140,000oz, as higher gold production at Tropicana was offset by lower gold production at Sunrise Dam.

At Sunrise Dam, gold production was 64,000oz for the third quarter of 2023 compared to 57,000oz for the quarter ended 30 September 2022. Gold production was 12% higher year-on-year mainly due to improved mill feed grades as a result of ore sourced from higher grade underground mining areas. Underground ore tonnes processed, a key area of improvement at Sunrise Dam, increased 18% year-on-year, as the benefits of the FP review programme continued to materialise.

Gold production at Sunrise Dam was 3% lower quarter-on-quarter at 64,000oz in the third quarter of 2023, compared to 66,000oz in the second quarter of 2023, mainly due to lower open pit tonnes processed. The focus remains on increasing underground ore tonnes, which were up 6% quarter-on-quarter.

At Tropicana, gold production was 76,000oz for the third quarter of 2023 compared to 86,000oz for the quarter ended 30 September 2022. Gold production was 12% lower year-on-year mainly due to lower ore tonnes processed and lower overall recovered grades.

Gold production at Tropicana was 3% higher quarter-on-quarter at 76,000oz in the third quarter of 2023, compared to 74,000oz in the second quarter of 2023, mainly due to higher overall recovered grades, partly offset by lower ore tonnes processed.

GUIDANCE

The Company previously provided guidance for 2023, which remains unchanged. The Company remains on track to achieve full year gold production guidance. Gold production is expected to be second half weighted, with fourth quarter gold production expected to be the strongest out of all the quarters this year.

SAFETY

The Company recorded no fatalities in the nine months ended 30 September 2023.

The Total Recordable Injury Frequency Rate (“TRIFR”) for the nine months ended 30 September 2023 improved 13% to 1.16 injuries per million hours worked, compared to 1.33 injuries per million hours worked in the same period last year. The Company’s TRIFR compares favourably with the International Council on Mining and Metals members' average TRIFR of 2.66 injuries per million hours worked in 2022. TRIFR measures workplace safety in terms of the total number of recordable injuries and fatalities that occur per million hours worked.

UPDATE ON CAPITAL PROJECTS

Obuasi
Phase 3 of the Obuasi Redevelopment Project, which relates principally to dewatering and refurbishing existing infrastructure around the KMS shaft in order to improve overall mining flexibility and access to the higher-grade Block 11 area in future years, reached 82% overall completion during the third quarter of 2023.

The pace of project work below 50 Level has been slowed down mainly due to unexpectedly heavy rainfall, necessitating increased pumping from underground, and also the discovery of unanticipated levels of residual mud following the dewatering of that area. This has delayed delivery of the project, which is now expected to be complete in the second half of next year, although the overall capital budget for the project remains unchanged.

Despite the project delay, successful debottlenecking of existing infrastructure has created capacity to move about 6,000tpd of material from the existing decline and KRS shaft alone. Once the KMS shaft is recommissioned, Obuasi’s overall materials hoisting capacity and flexibility are expected to significantly improve, taking overall maximum hoisting capacity to about 12,000tpd.

Thus, the optimisation of mill feed will extend across the whole 8km strike ore body via the Cote d’or decline to the north, and high-grade ore from the deeper Block 11 via the KMS shaft located in the central portion of the Obuasi ore body, extending to the southern limits of the ore body via KRS shaft and Obuasi development Decline.

The following activities took place during the third quarter of 2023:

•Completion of final KMS rock winder upgrades including head gear work; the winder is now rated to hoist 6,000tpd

•The new pumps and pipelines to allow future dewatering is progressing to plan at 5000 Level
•The man winder, BSVS and KMVS shaft works are progressing
•Mud removal and establishment of the 50-Level station

Tropicana
The Havana underground pre-feasibility study was completed and a feasibility study (“FS”) is now underway. The FS will focus on operational readiness and detailed design. It is anticipated that construction of the access decline will start in the second quarter of 2024.

The Tropicana Renewable Project has commenced site works and is progressing on schedule. The new facility is expected to be an important part, together with other pending and future projects, of supporting AngloGold Ashanti’s strategy to achieve a 30% absolute reduction in Scope 1 and Scope 2 greenhouse gas (“GHG”) emissions by 2030 (as compared to a 2021 baseline), as part of its roadmap to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050.

Nevada
AngloGold Ashanti completed the FS for the North Bullfrog Project (“NBP”) in October 2023. The NBP has been approved to continue into the detailed engineering phase and AngloGold Ashanti anticipates reaching a final investment decision for NBP in 2024 with conditional approval subject to receipt of appropriate permits. The NBP is proposing an open-pit mining alternative utilising both gravity milling and heap leaching for ore processing. Permitting processes are underway for the NBP. The Plan of Operations and environmental baseline studies have been accepted as final by state and federal agencies and required Supplemental Environmental Reports have been prepared and reviewed. Federal and state permitting processes are expected to formally commence during the first quarter of 2024 and AngloGold Ashanti anticipates receiving the approval to start construction in the first quarter of 2025.

The conceptual study (“CS”) for the Expanded Silicon Project continues to progress. This CS is expected to capture synergies from the increased economy of scale and integrated infrastructure, with potential for large scale mining. Completion of the CS and Mineral Resource declaration for the Expanded Silicon Project is anticipated during the fourth quarter of 2023.

Quebradona
Following the decision of Colombia’s national environmental agency (“ANLA”) in November 2021 to archive the Company’s environmental licence application related to the Quebradona Project, and the confirmation of such decision in April 2022, AngloGold Ashanti has been working to complete the data acquisition required at the tunnel alignment area. In addition, an optimised FS is currently underway to implement improvements in water management, operational flexibility, maintainability, and constructability. As previously reported, the new environmental licence application is expected to be filed with the ANLA in 2026.

Gramalote
On 18 September 2023, AngloGold Ashanti, agreed to sell its entire 50% indirect interest in the Gramalote Project to B2Gold Corp for a total consideration of up to $60m. The transaction closed on 29 September 2023, and AngloGold Ashanti received a cash payment of $20m on 5 October 2023, with the balance dependent on project construction and production milestones that the Gramalote Project reaches.

CORPORATE UPDATE

Corporate restructuring
AngloGold Ashanti completed its corporate restructuring in September 2023, with a primary listing of its shares on the New York Stock Exchange (NYSE) and a corporate domicile in the UK. The corporate restructuring was first announced on 12 May 2023 and approved by the shareholders of AngloGold Ashanti Limited on 18 August 2023. The ordinary shares of AngloGold Ashanti plc commenced trading on the NYSE on 25 September 2023, maintaining the ticker symbol AU. AngloGold Ashanti remains committed to the Johannesburg Stock Exchange (JSE) and A2X Markets (A2X) in South Africa and the Ghana Stock Exchange (GhSE) in Ghana, on each of which it has maintained secondary listings.

As disclosed in its initial announcement, the corporate restructuring attracted various tax payments in South Africa and Australia. These tax payments have now been determined at about $286m in total. The tax amounts, which were calculated based on market prices on 22 September 2023 at a closing share price of $18.15, shares in issue of 419,685,792 and a closing market capitalisation on the NYSE of $7.6bn, are listed below. Final US Dollar amounts of tax payments in South Africa and Australia may vary based on foreign exchange rates at the time payment is made in South African Rands and Australian Dollars.

In South Africa:
•Dividend Withholding Tax: R4.18bn or $221m
•Securities Transfer Tax: R351m or $19m

In Australia:
•Estimated Landholder Duties: A$72m or $46m

Córrego do Sítio care and maintenance
On 25 August 2023, the Company announced it placed the CdS mine in Brazil’s Minas Gerais state in care and maintenance following a sustained period of challenging operating results characterised by poor production and costs that were well above the gold price.

Executive Committee Changes
On 25 August 2023, the Company announced the appointment of Mr. Richard Jordinson as Chief Operating Officer (“COO”) of the Company and a member of the Executive Committee with effect from 1 October 2023. From 1 October 2023, Mr. Marcelo Godoy resumed his role of Chief Technology Officer of the Company and Mr. Jason May stepped down from his role of interim Chief Technology Officer.

Appointment of Interim Group Company Secretary
The Company has appointed Ms. Helen Grantham as Interim Group Company Secretary of AngloGold Ashanti with effect from 25 September 2023. AngloGold Ashanti continues the process of searching for a new permanent Group Company Secretary and will advise shareholders of the appointment of a permanent Group Company Secretary in due course.

Reporting Update
AngloGold Ashanti qualifies as a foreign private issuer (“FPI”) in the United States for purposes of the US Securities Exchange Act of 1934, as amended (the “US Exchange Act”) and is filing annual reports on Form 20-F and current reports on Form 6-K with the US Securities and Exchange Commission (“SEC”). AngloGold Ashanti plans to voluntarily file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC instead of filing on the reporting forms available to FPIs starting with the 10-Q filing for the second quarter of 2024. Prior to voluntarily filing on forms that are available to US domestic issuers, AngloGold Ashanti will file its annual report for 2023 on Form 20-F and will only provide production information for each mine and major project updates in its report for the first quarter of 2024. Similarly, AngloGold Ashanti only provides production information for each mine and major project updates in this report for the third quarter of 2023. AngloGold Ashanti expects to release full year results for 2023 with detailed financial and operating information in February 2024.

Operations at a glance
for the quarters ended 30 September 2023, 30 June 2023 and 30 September 2022
	Gold production oz (000)			Open-pit treated 000 tonnes			Underground milled / treated 000 tonnes			Other milled / treated 000 tonnes			Open-pit Recovered grade g/tonne			Underground Recovered grade g/tonne			Other Recovered grade g/tonne			Total Recovered grade g/tonne
	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22

AFRICA Joint Ventures	99	88	83	512	537	506	446	413	392	—	—	—	1.89	1.42	0.82	4.75	4.75	5.52	—	—	—	3.22	2.87	2.87
Kibali - Attributable 45%	99	88	83	512	537	506	446	413	392	—	—	—	1.89	1.42	0.82	4.75	4.75	5.52	—	—	—	3.22	2.87	2.87

AFRICA Subsidiaries	298	277	360	4,669	3,813	4,449	863	946	894	93	43	31	1.16	1.21	1.27	4.38	4.20	6.13	0.96	1.03	1.48	1.65	1.80	2.08
Iduapriem	71	56	66	1,396	1,284	1,392	—	—	—	—	—	—	1.59	1.34	1.47	—	—	—	—	—	—	1.59	1.34	1.47
Obuasi	46	57	72	—	—	—	230	267	299	93	43	31	—	—	—	5.85	6.49	7.29	0.96	1.03	1.48	4.43	5.74	6.74
Siguiri - Attributable 85%	55	45	66	2,474	1,830	2,159	—	—	—	—	—	—	0.69	0.77	0.95	—	—	—	—	—	—	0.69	0.77	0.95
Geita	126	119	156	799	699	898	633	679	595	—	—	—	1.84	2.09	1.72	3.85	3.30	5.55	—	—	—	2.73	2.69	3.25

AUSTRALIA	140	140	143	1,554	1,845	1,950	1,004	912	805	—	—	—	1.22	1.08	1.29	2.43	2.57	2.42	—	—	—	1.70	1.58	1.62
Sunrise Dam	64	66	57	271	392	462	659	620	560	—	—	—	1.54	1.27	1.23	2.36	2.48	2.18	—	—	—	2.12	2.01	1.75
Tropicana - Attributable 70%	76	74	86	1,283	1,453	1,488	345	292	245	—	—	—	1.16	1.03	1.30	2.56	2.77	2.97	—	—	—	1.46	1.32	1.54

AMERICAS	136	147	152	220	186	185	674	669	1,064	624	767	520	1.84	2.52	3.27	3.25	3.44	3.61	2.62	2.34	0.56	2.79	2.82	2.67
Cerro Vanguardia - Attributable 92.50%	35	37	44	179	184	165	101	104	116	349	383	440	1.98	2.53	3.54	5.67	5.02	4.90	0.45	0.42	0.46	1.72	1.71	1.88
AngloGold Ashanti Mineração	77	88	86	—	—	—	293	295	682	275	384	80	—	—	—	3.17	3.73	3.81	5.37	4.25	1.08	4.24	4.03	3.52
Serra Grande	24	22	22	41	2	20	280	270	266	—	—	—	1.23	1.66	1.02	2.45	2.52	2.52	—	—	—	2.30	2.52	2.42

AngloGold Ashanti Total	673	652	738	6,955	6,381	7,090	2,987	2,940	3,155	717	810	552	1.25	1.23	1.29	3.53	3.60	4.26	2.40	2.27	0.61	1.96	2.00	2.13
Joint Ventures	99	88	83	512	537	506	446	413	392	—	—	—	1.89	1.42	0.82	4.75	4.75	5.52	—	—	—	3.22	2.87	2.87
Subsidiaries	574	564	655	6,443	5,844	6,584	2,541	2,527	2,763	717	810	552	1.20	1.21	1.33	3.31	3.41	4.08	2.40	2.27	0.61	1.84	1.91	2.06

Rounding of figures may result in computational discrepancies.

Operations at a glance
for the nine months ended 30 September 2023 and 30 September 2022
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit Recovered grade g/tonne		Underground Recovered grade g/tonne		Other Recovered grade g/tonne		Total Recovered grade g/tonne
	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22

AFRICA Joint Ventures	250	240	1,588	1,408	1,201	1,134	—	—	1.54	0.94	4.45	5.43	—	—	2.79	2.94
Kibali - Attributable 45%	250	240	1,588	1,408	1,201	1,134	—	—	1.54	0.94	4.45	5.43	—	—	2.79	2.94

AFRICA Subsidiaries	860	914	12,619	13,339	2,592	2,438	174	125	1.20	1.16	4.41	5.23	1.00	1.37	1.74	1.79
Iduapriem	189	181	3,914	3,994	—	—	—	—	1.51	1.41	—	—	—	—	1.51	1.41
Obuasi	163	162	—	—	732	708	174	125	—	—	6.69	6.88	1.00	1.37	5.60	6.05
Siguiri - Attributable 85%	165	208	6,626	6,861	—	—	—	—	0.77	0.94	—	—	—	—	0.77	0.94
Geita	343	363	2,079	2,484	1,860	1,730	—	—	1.98	1.37	3.51	4.55	—	—	2.70	2.68

AUSTRALIA	405	397	5,114	5,643	2,807	2,402	—	—	1.07	1.15	2.53	2.45	—	—	1.59	1.54
Sunrise Dam	190	174	1,012	1,312	1,882	1,678	—	—	1.34	1.24	2.43	2.26	—	—	2.05	1.81
Tropicana - Attributable 70%	215	223	4,102	4,331	925	724	—	—	1.01	1.12	2.74	2.89	—	—	1.33	1.37

AMERICAS	394	420	618	706	1,951	3,004	1,967	1,356	2.14	2.15	3.34	3.60	2.24	0.51	2.70	2.57
Cerro Vanguardia - Attributable 92.50%	114	128	569	568	290	293	1,101	1,225	2.21	2.32	6.12	7.10	0.46	0.44	1.81	1.89
AngloGold Ashanti Mineração	219	231	—	—	875	1,947	866	131	—	—	3.33	3.61	4.50	1.14	3.91	3.45
Serra Grande	61	61	49	138	786	764	—	—	1.22	1.44	2.34	2.24	—	—	2.27	2.12

AngloGold Ashanti Total	1,909	1,971	19,939	21,096	8,551	8,978	2,141	1,481	1.22	1.18	3.55	3.97	2.14	0.58	1.94	1.94
Joint Ventures	250	240	1,588	1,408	1,201	1,134	—	—	1.54	0.94	4.45	5.43	—	—	2.79	2.94
Subsidiaries	1,659	1,731	18,351	19,688	7,350	7,844	2,141	1,481	1.20	1.19	3.41	3.76	2.14	0.58	1.85	1.86

Rounding of figures may result in computational discrepancies.

Administration and corporate information

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96

Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: PricewaterhouseCoopers Inc.

Offices
Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon▲ (Chief Executive Officer)
GA Doran▲ (Chief Financial Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
J Magie§
MC Richter#~
DL Sands#
JE Tilk§

* British § Canadian #American ▲Australian
~Panamanian ^South African △Ghanaian

Officers
HC Grantham
Interim Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

AngloGold Ashanti posts information that may be important to investors on the main page of its website at ww.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online Inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: www.computershare.com/investor

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315

Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti Limited’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (SEC) and AngloGold Ashanti’s registration statement on Form F-4 initially filed with the SEC on 23 June 2023. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti plc
Date: November 9, 2023

By:    /s/ HC GRANTHAM
Name:    HC Grantham
Title:    Interim Company Secretary